[LETTERHEAD]
[KIRKPATRICK & LOCKHART LLP]
[1800 Massachusetts Avenue, N.W.]
[2nd Floor]
[Washington, DC 20036-1800]
[Telephone (202) 778-9000]
[Facsimile (202) 778-9100]




April 1, 1997


Beacon Global Advisors Trust
8260 Greensboro Drive
Suite 250
McLean, VA 22102-3801

Dear Sir/Madam:

Beacon Global Advisors Trust ("Trust") is an open-end management investment company organized as a business trust under the laws of the State of Delaware on August 29, 1996. You have requested our opinion regarding certain matters in connection with the Trust's issuance of shares of beneficial interest ("Shares") in the series designated as The Cruelty Free Value Fund.

We have, as counsel, participated in various proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Trust Instrument and By-Laws of the Trust, the minutes of the organizational meeting of its board of trustees and other documents relating to its organization. Based upon the foregoing, it is our opinion that the unlimited number of Shares of The Cruelty Free Value Fund that are currently being registered may be legally and validly issued in accordance with the Trust's Trust Instrument and By-Laws and subject to compliance with the Securities Act of 1933, the Investment Company Act of 1940, and applicable state laws regulating the offer and sale of securities; and when so issued, the Shares will be legally issued, fully paid and non-assessable by the Trust.

The Trust is an entity of the type commonly known as a "Delaware business trust." Under Delaware law, shareholders could, under certain circumstances, be held personally liable as partners for the obligations of the Trust. The Trust Instrument, however, states that creditors of, contractors with, and claimants against the Trust or any series thereof shall look only to the assets of the Trust or the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, or other undertaking issued by or on behalf of the Trust. The Trust Instrument further provides (i) for indemnification from the assets of the appropriate series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or any series by virtue of ownership of shares of such series and (ii) for the Trust, on behalf of the affected series, to assume the defense of any claim against the shareholder for any act or obligation of such series.

Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

We hereby consent to the filing of this opinion in connection with Pre-Effective Amendment No. 2 to the Trust's Registration
Statement on Form N-1A (File No. 811-07879) to be filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the captions "Description of Shares" and "Legal Counsel" in the Prospectus filed as part of the Registration Statement.

Very truly yours,

KIRKPATRICK & LOCKHART LLP

By /s/ Susan M. Casey
    Susan M. Casey